February 19, 2010
Via Facsimile and Overnight Courier
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0305
Attention: H. Christopher Owings, Assistant Director

Re:	Kirkland’s Inc. Form 10-K for the Fiscal Year Ended January 31, 2009 Filed April 20, 2009 File No. 000-49885
Dear Mr. Owings:
This letter is being submitted in response to the comments given by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to Robert E. Alderson, President and Chief Executive Officer of Kirkland’s, Inc. (the “Company”, “we” or “us”), dated January 28, 2010 with respect to the above-referenced filing.
For your convenience, we set forth each comment in italicized typeface and included each response below the relevant comment. All references to page numbers in our responses reflect paginations in the filing cited.
Form 10-K for the year ended January 31, 2009 (“fiscal 2008”)
General

Securities and Exchange Commission

February 19, 2010
1.	We note that you have filed your fiscal 2008 Form 10-K and subsequent Forms 10-Q as a smaller reporting company. Based on your market capitalization at the end of the second quarter of fiscal 2009, it appears your common equity public float exceeded $75 million as of that date. Please tell us if our assumption is correct and, if so, confirm that you will no longer qualify as a smaller reporting company beginning no later than the first quarterly report of fiscal 2010.

We confirm that our common equity public float exceeded $75 million as of the last day of the second fiscal quarter of the fiscal year ended January 30, 2010 and that as a result, we will no longer qualify as a smaller reporting company beginning with our first Quarterly Report on Form 10-Q for the fiscal year ending January 29, 2011 (“fiscal 2010”).
Management’s Discussion and Analysis of Financial Condition and Results of Operations
2.	Please ensure that pertinent information you communicate to your investors on Forms 8-K regarding results of operations is included in your annual and quarterly reports. In doing so, please address the following:

Please revise the discussion of your results of operations to discuss any known trends, demands, commitments, events or uncertainties that will, or are reasonably likely to have a material effect on financial condition and/or operating performance. For example, consider discussing major selling holidays and how they impact your operating results.

Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify the extent to which each change contributed to the overall change in that line item. Also indicate whether the changes represent trends expected to continue in the future.

The Staff’s comments are duly noted, and we will ensure that pertinent information that we communicate to our investors on Forms 8-K regarding results of operations is captured in future annual and quarterly reports.

3.	In future filings, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than duplicating the disclosure of significant accounting policies in the financials statement footnotes. Please also quantify, where material, and provide an analysis of the impact of critical accounting

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February 19, 2010
estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied For example, discuss the significant estimates involved in your inventory accounting and supplement your discussion by providing quantitative analysis.

In future filings, we will expand our critical accounting policies and estimates as suggested by describing the material implications of uncertainties associated with the methods and assumptions used to arrive at our critical accounting estimates, the historical accuracy of these estimates and the historical variability, as well as our belief about the likely future variability, of these estimates in order to provide quantitative disclosure (when reasonably available) and qualitative disclosure about these estimates and their impact on financial position and operating performance.

An example of such expanded disclosure for our inventory accounting as of January 31, 2009, follows:

Inventory valuation — Our inventory is stated at the lower of cost or market, net of reserves and allowances, with cost determined using the average cost method with average cost approximating current cost. The carrying value of our inventory is affected by reserves for shrinkage and obsolescence.

We estimate as a percentage of sales the amount of inventory shrinkage that has occurred between the most recently completed store physical count and the end of the financial reporting period based upon historical physical inventory count results. Management adjusts these estimates based on changes, if any, in the trends yielded by our physical inventory counts, which occur throughout the fiscal year. Historically, the variation between our recorded estimates and observed results has been insignificant, and although possible, significant future variation is not expected. If our estimated shrinkage percentage varied by 10% from the amount recorded, the carrying value of inventory would have changed approximately $120,000 as of January 31, 2009.

We also evaluate the cost of our inventory by category and class of merchandise in relation to the estimated sales price. This evaluation is performed to ensure that

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February 19, 2010
we do not carry inventory at a value in excess of the estimated net realizable value upon the sale of the merchandise. We believe we have the appropriate merchandise valuation and pricing controls in place to minimize the risk that our inventory values would be materially misstated. Our reserves for excess inventory and inventory obsolescence (in connection with which we reduce merchandise inventory to the lower of cost and market) are also estimated based upon our historical experience of selling goods below cost. Historically, the variation between our estimates to account for excess and obsolete inventory and actual results has been insignificant. As of January 31, 2009, our reserve for obsolescence was $204,000.
Financial Statements; Notes to Consolidated Financial Statements; Note 1—Description of Business and Significant Accounting Policies
4.	Please tell us why you record [the liability associated with your discount certificates (issuable in connection with your private-label credit card) and the accumulated points that have not yet resulted in the issuance of a certificate] in other operating expenses rather than cost of sales or as a reduction of revenue. Please also tell us, and consider disclosing, the cost associated with the discount certificate for each period presented. Furthermore, tell us how you estimate redemption rates and record breakage and/or adjustments. To the extent that estimating redemption rates and/or breakage requires significant management judgment, please consider adding this as a critical accounting policy within MD&A.

It is our understanding that there is currently no specific authoritative guidance under U.S. GAAP relating to accounting for customer loyalty programs. The EITF discussed accounting for loyalty programs in Issue No. 00-22, Accounting for ‘Points’ and Certain Other Time-Based or Volume-Based Sales Incentive Offers, but no consensus on appropriate accounting method(s) was reached. In practice, it appears that retail companies account for such programs by analogy to either Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), which includes the codification of Issue No. 00-22, or to Issue No. 00-21, Accounting for “Points” and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future. The Company employs an incremental cost approach by analogy to the EITF’s conclusions in Issue 01-09.

Securities and Exchange Commission

February 19, 2010
Management evaluates its customer loyalty program as a marketing program and views the incremental cost as a marketing expense incurred for the purpose of increasing sales. Consequently, the Company has historically charged the cost of the program to other operating expenses. Such charges for fiscal 2008 were $1,058,535, or 0.8% of operating expenses and 0.3% of sales; in 2007, such charges equaled $946,886, or 0.7% of operating expenses and 0.2% of sales. As a result, we concluded that the amounts historically recorded in connection with our loyalty program are not material for disclosure.

Under the Kirkland’s Loyalty Rewards Program (the Loyalty Program), customers earn points for each dollar spent using the Company’s private-label credit card (which is administered by a third-party bank that assumes all credit risk and manages the accounts) and are entitled to discount certificates once their target point total has been attained. Discount certificates issued to customers have a six-month expiration from the date of issuance. The Company estimates a redemption rate on certificates issued based on historical experience and accrues for those that have been issued but not yet redeemed. The Company estimates breakage based on company-specific historical data utilizing analysis of outstanding unredeemed certificates, actual redemptions, and the level of certificates earned. Adjustments are made to the accrual for unredeemed certificates based on activity during the period and changes in redemption trends.

Additionally, the Company accrues for those cardholders that have accumulated points but have not yet reached the target point total required to receive a certificate, based on estimated conversion rates (for those points converted to certificates) and estimated redemption of those certificates anticipated to be converted. Consistent with the liability for unredeemed certificates, the Company estimates this accrual based on company-specific historical data utilizing analysis of key statistics such as points earned during the period, outstanding unconverted points, and the conversion rate of points to certificates. Adjustments are made to the accrual for activity during the period and changes in the trends for conversion rates and redemptions.

The Company has not made changes to its loyalty program since the program’s inception. Additionally, the Company’s estimate of the accruals described above is based on historical data which consists of a large population of homogenous

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February 19, 2010
transactions. Consequently, management does not believe that there is significant judgment exercised in estimating the accruals related to its loyalty program. Based on this evaluation and the immateriality of the annual cost to the Company’s operations, management has determined not to include a discussion of the loyalty program accounting in its critical accounting policies. If in the future, the magnitude of the costs of our loyalty program becomes material or there are significant changes to the program that increase the level of judgment involved in the estimate, we will provide additional disclosure in such future filings.

5.	Please disclose the number of stock options that could potentially dilute basic earnings per share in the future and were not included in the computation of diluted earnings per share because to do so would not have been antidilutive.

In Note 7 to our Consolidated Financial Statements included in our annual report on Form 10-K for the year ended January 31, 2009 (the “2009 10-K”), we noted the number of total options outstanding and the number of outstanding in-the-money options. In future filings, we will undertake to provide the number of outstanding out-of-the-money options (which is the difference between the two foregoing metrics) as well, and to include a cross-reference to this Note or otherwise include this information in the Earnings Per Share disclosure in Note 1.

6.	As your disclosure suggests that you aggregate your operating segments into one reportable segment, please tell us in sufficient detail how you identified your operating segments and how you determined that your operating segments have similar economic characteristics. If your operating segments consist of mall and off-mall venues, please provide us with the store contribution measures for each venue to support your position. Notwithstanding the preceding, please disclose if operating segments have been aggregated as required by ASC 280-10-50-21.

In accordance with ASC 280-10-50-1, we assessed our operating segments by identifying operating units that earn revenues and incur expenses for which we have discrete financial information that is used by our chief operating decision maker (“CODM”) to regularly assess performance and to make resource allocation decisions. Our CODM is our Chief Executive Officer.

We believe that our mall and off-mall stores meet all of the aggregation criteria set forth in ASC 280-10-50-11 because there is no differentiation between the management of stores in each group and the groups are “economically similar” as described in greater detail below.

Securities and Exchange Commission

February 19, 2010
Historically, we preferred to locate stores in regional or super-regional malls with a history of high sales per square foot and multiple national department stores as anchors. Beginning in fiscal 2003, we began to explore off-mall real estate alternatives in response to a perceived preference of customers and shoppers in our retail sector. As we have deployed this real estate strategy, off-mall stores have tended to be slightly larger and have lower occupancy costs per square foot than mall stores. Our focus on this strategy within our MD&A, and elsewhere in our Form 10-K filing, reflects the significance we place on real estate selection as a key component of our overall business strategy.

Although we do not manage our mall stores differently than our off-mall stores, our CODM reviews financial information that is disaggregated to the store level and often grouped by venue type, as well as other classifications, including, but not limited to, geography, age of store, and market size. This information is used solely for the purpose of analyzing the drivers of performance-particularly at the sales and gross margin levels and in relation to occupancy costs. Our CODM also reviews store-specific data regarding expenses such as payroll and utilities, and aggregated data related to expenses such as marketing and insurance. In summary, mall vs. off-mall data is not used in isolation by our CODM to make resource allocations or assess performance.

There is no separate segment manager for mall versus off-mall stores. Rather, the Company has a store operations team that is responsible for overall store operations performance and reports to the CODM. Additionally, the nature of the products offered is the same in the mall and off-mall stores. The type and class of customer for our products sold in mall and off-mall stores are similar. There are no differences in the methods used to distribute our products to mall and off-mall stores: all the goods flow through the same distribution center and have similar delivery methods. Our comparable store sales performance by venue was similar during the most recent fiscal year ended January 30, 2010. Comparable store sales for mall stores were up 8.7%, while off-mall stores were up 8.4%. Likewise, our gross margins for mall and off-mall stores were each within a 0.5% deviation for the same period. We believe that these measurements are representative of expected future performance and demonstrate compliance with the requirement articulated in ASC 280-10-50-11 that aggregated operating groups be economically similar. Additionally, while there has been some deviation in sales

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February 19, 2010
growth trends between mall and off-mall stores in historical periods, recent trends, as noted above, suggest that sales growth for these two groups are now moving in tandem. Furthermore, as of the end of our most recent fiscal year on January 30, 2010, we operated 213 stores in a variety of off-mall venues, and 66 stores in enclosed malls. As such, enclosed mall stores now account for less than 25% of our overall store base, and given the relative maturity of our real estate strategy, the need for enhanced disclosure surrounding the reasons for the strategy has diminished.

We believe the mall and off-mall stores meet all of the aggregation criteria under ASC 280-10-50-1: they have similar long-term economic characteristics and sell the same product, which is procured and distributed in the same manner, to the same type of customers. As a result, we believe it is appropriate to aggregate all stores for the purpose of presenting our business as one reportable segment. We believe that this presentation is consistent with the objective and principles of ASC 280-10-50-1 because it provides users of our financial statements with all of the information about our stores that they need to help them understand the Company’s performance and prospects for future net cash flows and assists them in making informed judgments about the Company as a whole. In future filings, we will ensure that the disclosure requirements of ASC 280-10-50-21 are followed.
Signatures
7.	Please note that in future filings your Form 10-K must also be signed by your controller or principal accounting officer.

W. Michael Madden, our Senior Vice President and Chief Financial Officer, serves as both our principal financial officer and our principal accounting officer, and Mr. Madden signed our 2009 Form 10-K. In future filings, we will revise his signature block to reflect that he fulfills both of these functions.
* * * *
In connection with responding to your comments, we acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

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February 19, 2010
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me at 615-872-4995 if you should have any questions or comments with regard to these responses.

Very Truly Yours, /s/ W. Michael Madden
W. Michael Madden Senior Vice President and Chief Financial Officer

cc:	Robert E. Alderson Robert A. Friedel, Pepper Hamilton LLP